<u>Sent via Electronic Delivery to:</u>

April 21, 2026

Mr. Kevin Cox
Chief Executive Officer
Energys Group Limited

Re: Energys Group Limited (the "Company")

Dear Mr. Kevin Cox:

On December 30, 2025, Staff notified the Company that it had failed to maintain a minimum market value of listed securities of $35,000,000 over the previous 30 consecutive business days as required by The Nasdaq Capital Market set forth in Listing Rule 5550(b)(2) (the "Rule"). Since then, Staff has determined that for the last 10 consecutive business days, from April 7, 2026 to April 20, 2026, the Company's market value of listed securities has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the Rule and this matter is now closed.

If you have any questions, please contact Nick Zuppas at +1 (202) 384 8056.

Thank you,
Nasdaq Listing Qualifications